EXHIBIT 12
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
For the fiscal years ended January 3, 2015, December 28, 2013, December 29, 2012,
December 31, 2011 and January 1, 2011
(Millions of Dollars)

	Fiscal Year
	2014	2013	2012	2011	2010
Earnings from continuing operations before income taxes and non-controlling interest	$1,084.8	$587.6	$533.1	$666.1	$169.4
Add:
Interest expense	177.2	160.1	144.0	140.4	109.8
Portion of rents representative of interest factor	13.6	14.6	14.4	14.6	17.4
Distributed income of equity investees	—	—	—	2.8	3.5
Income as adjusted	$1,275.6	$762.3	$691.5	$823.9	$300.1
Fixed charges:
Interest expense	$177.2	$160.1	$144.0	$140.4	$109.8
Portion of rents representative of interest factor	13.6	14.6	14.4	14.6	17.4
Fixed charges	$190.8	$174.7	$158.4	$155.0	$127.2
Ratio of earnings to fixed charges	6.7	4.4	4.4	5.3	2.4